March 15, 2010

Clair E. Pagnano, Esquire
K & L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts   02111

Re: Eaton Vance Tax-Advantaged
Absolute Return Fund
File Numbers 333-164369; 811-22380

Dear Ms. Pagnano:

We have reviewed the registration statement on Form N-2 for Eaton Vance Tax-Advantaged Absolute Return Fund (the "Fund"), filed with the Commission. We have the following comments.

Prospectus

Cover Page

1.   Please change "often trade at a discount" to "frequently trade at a discount" in accordance with Item 1, Instruction 1 (i) of Form N-2.

2.   Please explain why the bolded statement on page 1 refers to returns earned by holders, versus risk of loss from trading at a discount increases if you purchase in an IPO. Also, please explain why certain paragraphs are in bold print.

3.   Please briefly explain how the price will be determined (*e.g.,* by reference to net asset value), in compliance with Form N-2, Item 1, Instruction 1.

4.   Please clarify in footnote 1 to the chart that reference is being made to Eaton Vance Management, the adviser, instead of using the parenthetical "not the Fund."

5.   Please advise the staff whether the FINRA has reviewed and approved the terms of the underwriting agreement.

6.   Please disclose the percentage that the Fund will invest in the SPDR Trust.

Prospectus Summary

7.   The prospectus states that the Fund will employ an options strategy as part of its "Portfolio Parameters." Please disclose the amount of the Fund's assets that will be subject to this strategy. Also, please state whether any prior notice must be given to shareholders prior to the board of trustees changing the investment objective.

8.   Please explain what is meant by "Eaton Vance's assessment of credit quality of the issuer," in the case of downgraded securities. Also, please disclose how much the Fund will invest in speculative or below investment grade securities.

9.   Given that the Fund "does not currently intend to invest in tax-exempt Municipal Security the interest on which the Adviser believes is subject to the federal alternative minimum tax," please state so earlier in the summary.

10.   Please briefly define "covered" call and put options when the term is first used in the section titled "The Enhancement Strategy."

11.   The prospectus states that the Fund's third investment strategy is "tax-advantaged investing." Please disclose how this strategy will comport with the other strategies, and how much weight will be given to this strategy.

Investment Adviser, Administrator and Sub-Adviser

12.   Please disclose which entity will be responsible for the tax-advantaged investing strategy.

Closed-End Structure

13.   Please explain under what circumstances the Board might consider the conversion of the Fund to an open-end management company.

Special Risk Considerations

14.   Please expand the section titled "Investment and market risk" to include disclosure regarding market risk. Also, in the section titled "Anti-takeover provisions," please briefly disclose the anti-takeover provisions that could have the effect of limiting

the ability of other persons or entities to acquire control of the Fund or to change the composition of the Board.

15.   Please expand the discussion of risks of municipal leases and certificates of participation to include, if applicable, any liquidity issues.

16.   Please clarify in the section titled "State specific risk" that "up to such amounts" would be up to 25%.

17.   Please expand the section titled "SPDR risks" to include risks specific to SPDRs and other exchange traded funds.

Summary of Fund Expenses

18.   Please add the phrase "as a percentage of net assets attributable to common shares" in the line item titled "Annual Expenses." Also, please replace "borne by the Fund" to "borne by the common shareholders."

18a.   Please confirm whether the advisory fee is in gross or net assets. We may have further comments.

18b.   Please confirm that the Fund has no plans to leverage (borrow) in the next year, and that AFFE fees, if applicable, will be reflected in the fee table.

19.   Please reconcile footnotes 1 and 2, as to the meaning of "Eaton Vance or an affiliate" and "Eaton Vance (not the Fund)." Also, in footnote 1, please disclose the name of the affiliate which has agreed to pay Fund's organizational and offering costs. Please explain what is meant by "other than sales loads." Also, clarify the difference between offering costs and organizational costs.

Investment Objective

20.   Please clarify whether the "Primary Investment Policies" are the same as the "Investment Objectives and Policies." Also, please clarify that they are non-fundamental and may be changed without shareholder approval.

21.   Given that the Fund will invest in "Build America Bonds," please add Build America Bonds risk to the summary of risks.

22.   Please inform the staff why the section on the S & P Index determination is bolded, and, if appropriate, remove the bolding.

The Core Strategy

23.   Please describe the statement regarding actively engaging in value trading more fully. What is the estimated portfolio turnover rate?

24.   Please describe the percentage of assets limit the Fund will invest in ARRA municipal obligations.

The Enhancement Strategy

25.   Please explain what is meant by "non-directional." Also, please add the risks if the strategy is non-directional or directional. Also, please disclose when the adviser would pursue a directional strategy versus a non-directional one.

Portfolio Contents

26.   Please confirm that the Fund will not invest more than 25% of its assets in any one state. Also, please disclose whether the Fund will invest in retail or creation units of SPDRs.

Settlement of Option Spreads

27.   Please disclose whether exchange traded index options are the exclusive markets for options, and also state whether the Fund may purchase/sell them over the counter. Please add, if appropriate, counter party risks.

Management of the Fund

28.   Please explain what is meant by an "indirect controlled affiliate" in the section titled "The Sub-Adviser."

29.   Please define "incurred in normal course of operations," and state whether this includes borrowing. Clarify whether "total assets of the Fund, minus all accrued expenses incurred in the normal course of operations" means net assets.

30.   Please disclose whether the advisory contract mandates that Eaton Vance performs also as the administrator. If not, then pursuant to the contract, which states there will be no consideration, please disclose that there may be consideration in the future, in which case expenses increase. Also, please disclose that the Fund will pay any future administrative fees.

Distributions

31.   Please disclose whether the regular monthly distributions may include return of capital distributions. Also, please clarify whether "other sources" include any return of capital distributions.

> Shareholder Servicing Fee, Structuring Fee, Additional Compensation and Other Relationships

32.   The disclosure under the foregoing heading is in brackets. Please inform the staff whether it is intended as part of the prospectus. We may have further comments.

33.   Please file the Shareholder Servicing Agreement as an exhibit.

34.   Please disclose how these services differ from the services provided by the advisory contract.

Statement of Additional Information

35.   Please inform the staff whether the brackets in certain sections in the SAI are intentional, and if not, please remove them.

36.   Please add a discussion of the borrowing permitted by a closed-end fund under the 1940 Act in connection with the disclosure of the Fund's ability to issue senior securities.

37.   Please explain footnote 1 to the Trustee and Officer table which states that it "includes both Master and Feeder Funds in Master-Feeder Structure." Specifically, does that apply to this Fund, or other Eaton Vance funds?

38.   Please disclose whether the Fund will be permitted to engage in reverse repurchase agreements, and if so, whether any percentage limit applies.

General Comments

39.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

40.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statements, each should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel